UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 2026

Commission File Number: 001-42858

OBOOK Holdings Inc.

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-0180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Senior Secured Convertible Note Financing

As previously disclosed in the Report on Form 6-K filed by OBOOK Holdings Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on April 6, 2026 (the "Initial 6-K"), on April 2, 2026, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with Lind Global Asset Management XV LLC (the "Investor"), pursuant to which the Company agreed to issue and sell to the Investor (i) a Senior Secured Convertible Promissory Note in the principal amount of $11,500,000 (the "Note") and (ii) a Class A Common Share purchase warrant (the "Warrant") to purchase up to 850,340 Class A Common Shares at an exercise price of $7.82 per share.

On April 6, 2026, all closing conditions set forth in the Purchase Agreement were satisfied and the transactions contemplated by the Purchase Agreement were consummated. The Company issued the Note and the Warrant to the Investor.

The Note matures on October 6, 2027, does not bear interest except upon the occurrence of an Event of Default (at which point interest accrues at 10% per annum), and is convertible into Class A Common Shares at an initial conversion price of $9.00 per share, subject to adjustment. The Warrant has a five-year term expiring April 6, 2031 and is exercisable at $7.82 per share, subject to adjustment.

The Note and the Warrant are secured by a first priority security interest in the assets of the Company and certain of its subsidiaries pursuant to the Security Agreement, and are guaranteed on a joint and several basis by the Guarantors pursuant to the Guaranty, each as further described in the Initial 6-K.

The foregoing descriptions of the Note and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the executed Note and Warrant, which are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

TABLE OF CONTENTS

Exhibit 99.1*	Senior Secured Convertible Promissory Note, dated April 6, 2026
Exhibit 99.2	Class A Common Share Purchase Warrant, dated April 6, 2026

* Portions of the exhibit have been redacted

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBOOK Holdings Inc.

By:	/s/ Chun-Kai Wang
Name:	Chun-Kai Wang
Title:	Chairman and Chief Executive Officer

Date: April 6, 2026